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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)



                               MDC HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55267W309
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 7, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)


                                       1

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CUSIP No. 55267W309                  13G/A



--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER
       NUMBER OF
         SHARES                          2,612,382
      BENEFICIALLY             -------------------------------------------------
        OWNED BY
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        0
                               -------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         2,612,382
                               -------------------------------------------------

                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,612,382
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.8%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



                                       2
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CUSIP No. 55267W309                  13G/A

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David Einhorn
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------

 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen

--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER
       NUMBER OF
         SHARES                          2,672,382
      BENEFICIALLY             -------------------------------------------------
        OWNED BY
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        0
                               -------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         2,672,382
                               -------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,672,382
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.0% **
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


                                       3
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CUSIP No. 55267W309                  13G/A

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey A. Keswin
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER
       NUMBER OF
         SHARES                          2,672,382
      BENEFICIALLY             -------------------------------------------------
        OWNED BY
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        0
                               -------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         2,672,382
                               -------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,672,382
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.0% **
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------



         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



                                       4
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                         AMENDMENT NO. 2 TO SCHEDULE 13G

         This Amendment No. 2 to Schedule 13G (the "Schedule 13G") relating to shares of common stock of MDC Holdings, Inc., a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13G filed with the Commission on January 26, 2001, as amended from time to time (the "Original 13G"). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey
A. Keswin, the principals of Greenlight and of Greenlight Masters, LLC ("Greenlight Masters").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor, and to shares of Common Stock of the Issuer purchased by Greenlight Masters, of which Messrs. Einhorn and Keswin are the principals.

         The Original Schedule 13G is further amended and supplemented as follows:

ITEM 4   OWNERSHIP.

         Item 4 is hereby amended and restated in its entirety as follows:

         (a) Greenlight is the beneficial owner of 2,612,382 shares of Common Stock. Messrs. Einhorn and Keswin are the beneficial owners of 2,672,382 shares of Common Stock.

         (b) Greenlight is the beneficial owner of 9.8% of the outstanding shares of Common Stock. Messrs. Einhorn and Keswin are the beneficial owners of 10.0% of the outstanding shares of Common Stock. These percentages are determined by dividing 2,612,382 and 2,672,382, respectively, by 26,677,000, the number of shares of Common Stock issued and outstanding as of August 2, 2002, as reported in the Issuer's quarterly report on Form 10-Q filed August 7, 2002.

         (c) Greenlight has the sole power to vote and dispose of the 2,612,382 shares of Common Stock beneficially owned by it. As the principals of both Greenlight and Greenlight Masters, Messrs. Einhorn and Keswin may direct the vote and disposition of the 2,672,382 shares of Common Stock beneficially owned by each of Greenlight and Greenlight Masters.

ITEM 10  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were


                                       5
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         not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS EXHIBIT 1

         Joint Filing Agreement dated January 26, 2001, between
         Greenlight, David Einhorn and Jeffrey A. Keswin.



                                       6
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: October 15, 2002


                                       Greenlight Capital, L.L.C.


                                       By:  /S/ JEFFREY A. KESWIN
                                          -------------------------------------
                                            JEFFREY A. KESWIN, Managing Member



                                       /S/ DAVID EINHORN
                                       ----------------------------------------
                                       David Einhorn



                                       /S/ JEFFREY A. KESWIN
                                       ----------------------------------------
                                       Jeffrey A. Keswin




                                       7
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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
   1            Joint Filing Agreement dated January 26, 2001, between
                Greenlight, David Einhorn and Jeffrey A. Keswin.